

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mary Ellen Schloth
President and Chief Executive Officer
Fragmented Industry Exchange Inc.
80 Mountain Laurel Road
Fairfield, Connecticut 06824

     Re: Fragmented Industry Exchange Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed June 12, 2014
            File No. 333-194748

Dear Ms. Schloth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

Company Overview, page 4

1.   We note your response to comment 7 of our prior comment letter dated April 17, 2014. We note that you plan to use an Algorithm when it is operational, and until then you are using Microsoft Excel, to "match" relevant counterparties. Please revise your disclosure to discuss the criteria that you will use to "match" counterparties. Please also revise to explain whether or not you will be involved in the transactions between the buyers and sellers, and if so, please discuss your role in these transactions.

2.   We note your response to comment 10 of our prior comment letter and your revised disclosure on page 4 that you are currently in discussion with an outside third party developer who will complete your Algorithm. Please revise your disclosure to clarify

whether you have commenced the development of your Algorithm and, if so, where you are in the process of developing your Algorithm.

Our Revenue Model, page 5

3.   We note your response to comment 11 of our prior comment letter. Please revise your disclosure to discuss the material terms of the membership agreements for your Industry Exchanges, including, for example, the term of these agreements, when membership fees are due and any termination provisions.

4.   Please revise your disclosure here to identify and discuss the material provisions of any business services agreement that you plan to have your business services customers execute.

Interim Financial Statements – March 31, 2014

Note 2 – Summary of Significant Accounting Policies

5.   Please provide an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Gregory R. Carney, Esq. (Via E-mail)